

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

January 14, 2010

Steven M. Gluckstern
Chairman, President, Chief Executive Officer and Chief Financial Officer
Ivivi Technologies, Inc.
224 Pegasus Avenue
Northvale, NJ 07647

> **Re:** **Ivivi Technologies, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 12, 2010**
> **File No. 001-33088**

Dear Mr. Gluckstern:

 We have limited our review of your filing to those issues we have addressed in our comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Litigation Related to the Transactions…, page 49

1. If, after you mail the proxy statement to your shareholders, the settlement does not proceed on the terms disclosed in your proxy statement or you receive a determination from the Economic Development Authority regarding whether you can sell your losses, please tell us how you intend to proceed with your proxy solicitation.

2. Please tell us when you plan to file the Memorandum of Understanding with an Exchange Act report. Likewise, please tell us when you plan to file the letter agreement mentioned on page 5.

As appropriate, please furnish a letter to respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact at Kevin Kuhar at (202) 551-3662 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Steven M. Skolnick, Esq.